SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)
                              (Amendment No. 3)(1)


                              PRIME CELLULAR, INC.
                                (Name of Issuer)



                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)



                                     741916
                                 (CUSIP Number)


                                  May 29, 1998
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_| Rule 13d-1(b)

         |_| Rule 13d-1(c)

         |X| Rule 13d-1(d)



----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 5 Pages

------------------------                             ---------------------------
CUSIP No. 741916                          13G                  Page 2 of   Pages
------------------------                             ---------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     FREDERICK R. ADLER
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a)|_|
                                                                         (b)|_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
     NUMBER OF SHARES       5         SOLE VOTING POWER
       BENEFICIALLY
         OWNED BY                     704,673 (includes options to purchase
           EACH                       150,000 shares of Common Stock)
          PERSON          ------------------------------------------------------
         REPORTING          6         SHARED VOTING POWER
           WITH
                                      Not Applicable
                          ------------------------------------------------------
                            7         SOLE DISPOSITIVE POWER

                                      704,673 (includes options to purchase
                                      150,000 shares of Common Stock)
                          ------------------------------------------------------
                            8         SHARED DISPOSITIVE POWER

                                      Not Applicable
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     704,673 (includes options to purchase 150,000 shares of Common
     Stock)
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      11.26% (as of February 10, 1999)
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                Page 2 of 5 Pages

Item 1(a).        Name of Issuer:

                  PRIME CELLULAR, INC.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  580 Marshall Street
                  Phillipsburg, NJ 08863

Item 2(a).        Name of Person Filing:

                  This Schedule 13G is filed on behalf of Frederick R. Adler (the "Reporting Person").

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                  1520 South Ocean Boulevard
                  Palm Beach, FL 22480

Item 2(c).        Citizenship:

                  United States

Item 2(d).        Title of Class of Securities:

                  Common Stock, $.01 par value

Item 2(e).        CUSIP Number:

                  741916

Item 3.           Type of Reporting Person:

                  (a) - (j): Not Applicable

                  If this statement is filed pursuant to Rule 13d-1(c), check this box |X|



                                Page 3 of 5 Pages

Item 4.  Ownership:

                  (a)      Amount Beneficially Owned:

                           704,673 (includes options to purchase 150,000 shares of Common Stock)

                  (b)      Percent of Class:

                           11.26%

                  (c)      Number of shares as to which such person has:

                           (i)   sole power to vote or to direct the
                                    vote:

                                    704,673 (includes options to purchase
                                    150,000 shares of Common Stock)

                           (ii)     shared power to vote or to direct the vote:

                                    Not Applicable

                           (iii) sole power to dispose or to direct the disposition of:

                                    704,673 (includes options to purchase
                                    150,000 shares of Common Stock)

                           (iv) shared power to dispose or to direct the disposition of:

                                    Not Applicable

Items 5-9.        Not Applicable



                                Page 4 of 5 Pages

Item 10. By signing below the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 11, 1999


                                                        /s/ Frederick R. Adler
                                                       -------------------------
                                                       Frederick R. Adler



                                Page 5 of 5 Pages